================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            USI HOLDINGS CORPORATION
                                (Name of Issuer)

COMMON STOCK (PAR VALUE $.01 PER SHARE)                         90333H101
   (Title of class of securities)                             (CUSIP number)


                            CAPITAL Z PARTNERS, LTD.
                        230 PARK AVENUE SOUTH, 11TH FLOOR
                               NEW YORK, NY 10003
                           ATTENTION: MR. CRAIG FISHER
                             TEL NO. (212) 965-0800
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------- -------------------------------------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Capital Z Financial Services Fund II, L.P.

------------------- -------------------------------------------------- ------------------------------------------------------------
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- -------------------------------------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a) [ ]
                                                                                                          (b) [X]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- -------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                PF, AF, OO

------------------- --------------------------------------------------------------- -----------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                   [ ]
                    PURSUANT TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                  Bermuda

------------------------------ ------- -------------------------------------------- -----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                9,464,573
           SHARES
                               ------- -------------------------------------------- -----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                                      0
          OWNED BY
                               ------- -------------------------------------------- -----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                           9,464,573
          REPORTING
                               ------- -------------------------------------------- -----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                 0

------------------- --------------------------------------------------------------- -----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                             9,464,573

------------------- --------------------------------------------------------------- -----------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                     [ ]
                    CERTAIN SHARES:

------------------- --------------------------------------------------------------- -----------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                      16.3%

------------------- -------------------------------------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          PN

------------------- -------------------------------------------------- ------------------------------------------------------------




                                       2

------------------- -------------------------------------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Capital Z Financial Services Private Fund II, L.P.

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------- -----------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                      (a) [ ]
                                                                                                           (b) [X]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- -------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                PF, AF, OO

------------------- --------------------------------------------------------------- -----------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                   [ ]
                    PURSUANT TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                  Bermuda

------------------------------ ------- -------------------------------------------- -----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                   50,305
           SHARES
                               ------- -------------------------------------------- -----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                                      0
          OWNED BY
                               ------- -------------------------------------------- -----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                              50,305
          REPORTING
                               ------- -------------------------------------------- -----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                 0

------------------- --------------------------------------------------------------- -----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                                50,305

------------------- --------------------------------------------------------------- -----------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                     [ ]
                    CERTAIN SHARES:

------------------- --------------------------------------------------------------- -----------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             Less than 0.1%

------------------- -------------------------------------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          PN

------------------- -------------------------------------------------- ------------------------------------------------------------




                                       3

------------------- -------------------------------------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Capital Z Partners, L.P.

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- ---------------------------------------------------------------- ----------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [ ]
                                                                                                      (b) [X]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- -------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                PF, AF, OO

------------------- ---------------------------------------------------------------- ----------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                   [ ]
                    PURSUANT TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                  Bermuda

------------------------------ ------- -------------------------------------------- -----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                9,514,878
           SHARES
                               ------- -------------------------------------------- -----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                                      0
          OWNED BY
                               ------- -------------------------------------------- -----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                           9,514,878
          REPORTING
                               ------- -------------------------------------------- -----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                 0

------------------- --------------------------------------------------------------- -----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                             9,514,878

------------------- ---------------------------------------------------------------- ----------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                             [ ]
                    SHARES:

------------------- ---------------------------------------------------------------- ----------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                      16.4%

------------------- -------------------------------------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          PN

------------------- -------------------------------------------------- ------------------------------------------------------------



-------------------------
* In its capacity as the general partner of Capital Financial Services Fund II,
L.P. and Capital Z Financial Services Private Fund II, L.P.


                                       4

------------------- -------------------------------------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Capital Z Partners, Ltd.

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------- -----------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                      (a) [ ]
                                                                                                           (b) [X]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- -------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                PF, AF, OO

------------------- --------------------------------------------------------------- -----------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                   [ ]
                    PURSUANT TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                  Bermuda

------------------------------ ------- -------------------------------------------- -----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                9,514,878
           SHARES
                               ------- -------------------------------------------- -----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                                      0
          OWNED BY
                               ------- -------------------------------------------- -----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                           9,514,878
          REPORTING
                               ------- -------------------------------------------- -----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                 0

------------------- --------------------------------------------------------------- -----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                             9,514,878

------------------- --------------------------------------------------------------- -----------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                     [ ]
                    CERTAIN SHARES:

------------------- --------------------------------------------------------------- -----------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                      16.4%

------------------- -------------------------------------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------- ------------------------------------------------------------



-------------------------
** In its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z
Financial Services Private Fund II, L.P.


                                       5

------------------- -------------------------------------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Capital Z Management, LLC

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------- -----------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                     (b) [X]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- -------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                PF, AF, OO

------------------- --------------------------------------------------------------- -----------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                   [ ]
                    PURSUANT TO ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                                                 Delaware

------------------------------ ------- -------------------------------------------- -----------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                  29,080*
           SHARES
                               ------- -------------------------------------------- -----------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                                      0
          OWNED BY
                               ------- -------------------------------------------- -----------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                             29,080*
          REPORTING
                               ------- -------------------------------------------- -----------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                 0

------------------- --------------------------------------------------------------- -----------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                               29,080*

------------------- --------------------------------------------------------------- -----------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                     [ ]
                    CERTAIN SHARES:

------------------- --------------------------------------------------------------- -----------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             Less than 0.1%

------------------- -------------------------------------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- -------------------------------------------------- ------------------------------------------------------------



-------------------------
* Includes 19,000 shares issuable upon exercise of vested stock options.

ITEM 1.  SECURITY AND ISSUER

         The title and class of equity security to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of USI Holdings Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 555 Pleasantville Road, Suite 160S, Briarcliff Manor, New York 10510.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is filed by Capital Z Financial Services Fund II, L.P. ("Cap Z Fund II"), Capital Z Financial Services Private Fund II, L.P. ("Cap Z Private Fund II"), Capital Z Partners, L.P. ("Cap Z L.P."), Capital Z Partners, Ltd. ("Cap Z Ltd.") and Capital Z Management, LLC ("Cap Z Management"). Each of Cap Z Fund II, Cap Z Private Fund II, Cap Z L.P., Cap Z Ltd. and Cap Z Management is sometimes referred to herein as a "Reporting Person" and they are sometimes referred to herein collectively as the "Reporting Persons."

         Each of Cap Z Fund II and Cap Z Private Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Fund II historically invests in parallel with Cap Z Private Fund II.

         Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of each of Capital Z Fund II and Cap Z Private Fund II.

         Cap Z Ltd. is a Bermuda exempt company, the principal business of which is serving as the sole general partner of Cap Z L.P.

         Cap Z Management is a Delaware limited liability company, the principal business of which is performing investment management services for Cap Z Fund II and Cap Z Private Fund II.

         The principal business address of each of the Reporting Persons is 230 Park Avenue South, 11th Floor, New York, New York 10003.

         The name and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:

        Name                          Principal Occupation or Employment
        ----------------------------- -----------------------------------------

        Robert A. Spass               Chairman of the Board of Directors
        Bradley E. Cooper             Senior Vice President and Director
        Roland V. Bernardon           Chief Financial Officer and Treasurer
        Craig Fisher                  General Counsel


Each of the above-listed individuals also serves as a director and/or executive officer of Cap Z Management, in the same capacity as listed above. Each of the above-listed individuals is a citizen of the United States of America. The business address of each of the above-listed individuals is at Cap Z Ltd.'s offices, 230 Park Avenue South, 11th Floor, New York, New York 10003.

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate 9,514,878 shares of Common Stock reported herein by Cap Z Fund II, Cap Z Private Fund II, Cap Z L.P. and Cap Z Ltd. were acquired primarily with Cap Z Fund II's and Cap Z Private Fund II's investment capital for an aggregate purchase price of approximately $110.5 million. The 10,080 issued and outstanding shares of Common Stock reported herein by Cap Z Management represent shares issued by the Company in respect of directors' fees for service on the board of directors of the Company provided by officers of the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Common Stock primarily for investment purposes. Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock, or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, "Company Securities"), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through their designees on the Company's board of directors and/or communications with the Company's directors and management, existing or potential security holders, investors, lenders or strategic partners, and investment and financing professionals) the Company or its subsidiaries to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers), (B) changes to the Company's capitalization or dividend policy, or (C) other changes to the Company's business or structure.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The responses set forth on rows 11 through 13 of the cover pages of this Statement are incorporated herein by reference. The percentages set forth in such responses are based on the number of shares of Common Stock outstanding as of August 2, 2006 as reported by the Company in its Report on Form 10-Q for the quarterly period ended June 30, 2006 filed with the SEC (the "Form 10-Q"). Cap Z Fund II and Cap Z Private Fund II are the respective record and beneficial owners of the shares of Common Stock reported on their respective cover pages to this Statement. Pursuant to Rule 13d-3 under the Exchange Act, Cap Z L.P. (as the sole general partner of each of Capital Z Fund II and Cap Z Private Fund II) and Cap Z Ltd. (as the sole general partner of Cap Z L.P.) may each be deemed to be a beneficial owner (as that term is defined in Rule 13d-3 under the Exchange
Act) of all shares of Common Stock that are owned by Capital Z Fund II and Cap Z Private Fund II, and Cap Z L.P.'s and Cap Z Ltd.'s respective cover pages to this Statement reflect such beneficial ownership on that basis for purposes of this Statement. Cap Z L.P. and Cap Z Ltd. disclaim beneficial ownership of such shares for all other purposes. Pursuant to Rule 13d-3 under the Exchange Act, the shares of Common Stock reported on Cap Z Management's cover page to this Statement include 19,000 shares that are issuable to Cap Z Management upon exercise of vested options it holds to acquire Common Stock.

         (b) The responses set forth (i) on rows 7 through 10 of the cover pages of this Statement and (ii) in Item 5(a) above are incorporated herein by reference.

         (c)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

         Each of Cap Z Fund II and Cap Z Private Fund II is a party to a Shareholders' and Warrantholders' Agreement, as amended, with the Company and certain other parties. Copies of this agreement have previously been included by the Company as exhibits to the Company's filings with the SEC and are available free of charge at the SEC's web site, www.sec.gov. Such agreement, as amended, is hereby incorporated herein by reference. As contemplated by such agreement, a designee of Cap Z (currently Mr. Robert Spass, who is a principal, director and officer of one or more of the Reporting Persons) is a member of the board of directors of the Company. As of October 24, 2006, Mr. Spass owned less than 1% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of shares of Common Stock that may be beneficially owned by Mr. Spass.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 7.1.   Joint Filing Agreement

                                   Signatures

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: October 25, 2006

                           CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                           By: Capital Z Partners, L.P., its General Partner
                           By: Capital Z Partners, Ltd., its General Partner

                           By: /s/ Craig Fisher
                               ------------------------------------------------
                               Name: Craig Fisher
                               Title: General Counsel


                           CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
                           By: Capital Z Partners, L.P., its General Partner
                           By: Capital Z Partners, Ltd., its General Partner

                           By: /s/ Craig Fisher
                               ------------------------------------------------
                               Name: Craig Fisher
                               Title: General Counsel


                           CAPITAL Z PARTNERS, L.P.
                           By: Capital Z Partners, Ltd., its General Partner

                           By: /s/ Craig Fisher
                               ------------------------------------------------
                               Name: Craig Fisher
                               Title: General Counsel


                           CAPITAL Z PARTNERS, LTD.

                           By: /s/ Craig Fisher
                               ------------------------------------------------
                               Name: Craig Fisher
                               Title: General Counsel


                           CAPITAL Z MANAGEMENT, LLC

                           By: /s/ Craig Fisher
                               ------------------------------------------------
                               Name: Craig Fisher
                               Title: General Counsel